EARTH LIFE SCIENCES INC.

November 23, 2015

AD Office 11 - Telecommunications

Attention: Carlos Pacho

RE:

Earth Life Sciences Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014

Filed October 9, 2015

File No. 001-31444

Dear Sir:

This letter is in response to your comment letter of October 19, 2015.

1: We believe the company is eligible for filing under Rule 3-11 of Regulation S-X because it meets all of the conditions required under that rule, particularly that neither its gross receipts nor its expenditures have exceeded $100,000 in the fiscal year.  That is the basis for our conclusion that we are not required to provide audited financial statements.

2: We have adjusted our capital structure to reflect the reverse stock split that was effective June 2014.

3: We have amended our filing to reflect all items within operating, investing, and financing activities.

4: We have reconciled our net change in cash in the filing.

5: We have reconciled our notes to financial statements to make the accounts and loans payable clear.

We trust the above to be in order.

EARTH LIFE SCIENCES INC.

By:

/s/ “Angelo Marino”

Angelo Marino